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06016952

BAE SYSTEMS PLC
11 September 2006

Posting of Circular

Following the announcement by the Board of BAE Systems on 6 September 2006 that it considered the proposed disposal of its entire interest in Airbus S.A.S (the "Airbus Shareholding") to be in the best interests of the Company and its shareholders as a whole, BAE Systems today announces that it has posted to its shareholders the circular in relation to the proposed disposal of the Airbus Shareholding.

The Extraordinary General Meeting to consider the proposed disposal will be held on 4 October 2006. Copies of the circular have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, during normal business hours on any weekday (public holidays excepted).

Terms defined in this announcement have the same meanings as set out in the circular dated 11 September 2006.

Issued by
BAE Systems plc
London

SUPPL

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